UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GENCORP INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368682100

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368682100	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,776,981 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,776,981 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,776,981 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The amount set forth in each of Rows 6, 8 and 9 of this Cover Page is based on the 4,776,981 shares of Common Stock (as defined herein) issuable upon conversion of the Convertible Bonds (as defined herein) directly owned by the Funds (as defined herein) as of December 31, 2014. Such numbers are unchanged as of March 25, 2015.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the Issuer’s (as defined herein) 62,600,000 shares of Common Stock outstanding as of January 15, 2015, as reported on the Issuer’s report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2015. Such percentage is unchanged as of March 25, 2015.

CUSIP No. 368682100	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

GenCorp Inc.

(b)	Address of Issuer’s principal executive offices

2001 Aerojet Road

Rancho Cordova, California 95742

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM” or the “Reporting Person”), with respect to the shares of Common Stock, $0.10 par value per share (the “Common Stock”), of GenCorp Inc., a Delaware corporation (the “Issuer”), issuable upon conversion of the 4.0625% Convertible Subordinated Debentures due 2039 (the “Convertible Bonds”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Convertible Bonds directly owned by, the following entities (collectively, the “Funds”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 3,382,881 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014;

(ii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership, with respect to the 163,195 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014;

(i)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 124,090 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014;

(ii)	BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 352,608 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014;

(iii)	BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 558,351 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014; and

(iv)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 195,856 shares of Common Stock issuable upon conversion of the Convertible Bonds directly owned by it as of December 31, 2014.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

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(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.10 per share

(e)	CUSIP No.

368682100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

The Reporting Person expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 27, 2015

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer